Annual Report

Cover Page

Name of issuer:

Veriglif Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/21/2018

Physical address of issuer:

251 W. 30th Street
6th Floor, #606
New York NY 10001

Website of issuer:

http://www.veriglif.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$360,185.00	$169,261.00
Cash & Cash Equivalents:	$157,223.00	$121,138.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$715,934.00	$400,800.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$300,303.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($355,839.00)	($251,702.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Veriglif Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Scott Miller	Chairman	United Exports	2020
Jonathan Ewert	Board Member	CapZone Impact Investments LLC	2019
Leonard Murphy	Senior Partner	Gen2 Advisory Services, LLC	2018
Lukas Pospichal	Managing Director	NY AMA Communication Services, Inc DBA GreenBook	2018
James Wilson	CEO - Veriglif	NetReflector, Inc.	2018
Henry Cheang	Group CEO	Potentiate Pty Ltd	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Glen Robinson	CFO	2018
Glen Robinson	Treasurer	2018
James Wilson	CEO	2018
James Wilson	President	2018
Henry Cheang	Chairman	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company has not yet generated any revenue and requires further funding to complete the full product development. Should the Company be unsuccessful in raising funds, it may have difficulty in completing the development. To minimize this risk, the Company will attempt to raise funds from traditional investors in addition to Wefunder.

The Company itself is in the product development stage and is subject to all the risks incident to the creation and development of a new product. In order to prosper, the success of the Company will depend partly upon the ability to produce a product accepted by the market research industry. To minimize this risk, we have spent over 6 months in discussions, a pilot and design thinking workshops to define the product scope, test part of the hypothesis and to define the business value.

The Company relies on data suppliers to make their data available and distributors to re-sell. Data supplier may also require further approval from their consumers to participate, which may hinder adoption. To minimize this risk, the Company has sought a commitment from 10 companies (known as founding members) that have pre committed to use the network once development is complete. To minimize this risk, the Company is also initially working within the market research ecosystem where there is a long history of rewarding consumers to participate in sharing their data.

Our future success depends on the efforts of a small full-time team. The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. This risk is minimized by the fact all critical team members are shareholders with loans in the company. Additionally all shareholders have vesting shares over 5 years

The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product. To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

Legislation may be introduced that restricts the use of personal data. To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate.

Henry Cheang is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Glen Robinson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	3,717,072	1,903,513	No
Common	10,000,000	10,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Creditor	James Wilson and ORS
Issue date	12/05/18
Amount	$35,000.00
Outstanding principal plus interest	$35,000.00 as of 04/19/19
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$6,500,000.00
Maturity date	07/15/20

The full list of debtors are:

Glen Edward Robinson
Henry Woon Mun Cheang
James Paul Wilson
Jason Paul Buchanan
Leonard Frank Murphy
Lukas Pospichal
Patricio Javier Pagani
Phillip James Denley
Rolfe William Swinton
Say Jin Lim
New York AMA Communication Services Inc.
Potentiate Pty Ltd

Convertible Note

Issue date	01/30/19
Amount	$65,000.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$6,500,000.00
Maturity date	01/30/21

If a change of control or initial public offering occurs before any conversion elections are made, the Note is convertible at the option of the investor, in whole, into shares of common stock of the Company at a discount of 40%.

Convertible Note

Creditor	Potentiate Pty Ltd
Issue date	12/31/19
Amount	$188,250.00
Outstanding principal plus interest	$73,443.89 as of 02/28/19
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$6,500,000.00
Maturity date	12/31/20

Convertible Note

Creditor	NY AMA Communication Services, Inc DBA GreenBook
Issue date	12/31/19
Amount	$122,094.00
Outstanding principal plus interest	$94,265.82 as of 04/30/19
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$6,500,000.00
Maturity date	12/31/20

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Section 4(a)(2)	Convertible Note	$35,000	General operations
1/2019	Section 4(a)(2)	Convertible Note	$65,000	General operations
12/2019	Section 4(a)(2)	Convertible Note	$122,094	General operations
12/2019	Section 4(a)(2)	Convertible Note	$188,250	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	James Paul Wilson & Ors
Amount Invested	$35,000.00
Transaction type	Loan
Issue date	12/05/18
Outstanding principal plus interest	$35,000.00 as of 04/20/19
Interest rate	0.0% per annum
Maturity date	12/05/20
Relationship	Shareholders

The full list of related parties are:

Glen Edward Robinson
Henry Woon Mun Cheang
James Paul Wilson
Jason Paul Buchanan
Leonard Frank Murphy
Lukas Pospichal
Patricio Javier Pagani
Phillip James Denley
Rolfe William Swinton
Say Jin Lim
New York AMA Communication Services Inc.
Potentiate Pty Ltd

Name	NY AMA Communication Services, Inc DBA GreenBook
Amount Invested	$122,094.00
Transaction type	Convertible note
Issue date	01/28/19
Outstanding principal plus interest	$94,265.82 as of 04/20/19
Interest rate	2.0% per annum
Discount rate	20.0%
Maturity date	01/28/21
Converted	Yes
Valuation cap	$6,500,000.00
Relationship	Shareholder

Name	Potentiate Pty Ltd
Amount Invested	$188,250.00
Transaction type	Convertible note
Issue date	12/31/19
Outstanding principal plus interest	$73,443.89 as of 04/20/19
Interest rate	2.0% per annum
Discount rate	20.0%
Maturity date	12/31/21
Converted	Yes
Valuation cap	$6,500,000.00
Relationship	Shareholder

Name	See notes for full list
Amount Invested	$35,000.00
Transaction type	Convertible note
Issue date	12/05/18
Outstanding principal plus interest	$35,000.00 as of 04/19/19
Interest rate	2.0% per annum
Discount rate	20.0%
Maturity date	07/15/20
Current with payments	Yes
Valuation cap	$6,500,000.00
Relationship	shareholders/founders

Name	Potentiate Pty Ltd
Amount Invested	$188,250.00
Transaction type	Convertible note
Issue date	12/31/19
Outstanding principal plus interest	$73,443.89 as of 02/28/19
Interest rate	2.0% per annum
Discount rate	20.0%
Maturity date	12/31/20
Current with payments	Yes
Valuation cap	$6,500,000.00
Relationship	Shareholder

Name	New York AMA Communication Services Inc. DBA Greenbook
Amount Invested	$122,094.00
Transaction type	Convertible note
Issue date	12/31/19
Outstanding principal plus interest	$94,265.82 as of 04/30/19
Interest rate	2.0% per annum
Discount rate	20.0%
Maturity date	12/31/20
Current with payments	Yes
Valuation cap	$6,500,000.00
Relationship	Shareholder

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Veriglif is building a private blockchain, privacy compliant, validated 'network of networks' that allows data owners, buyers and sellers to transact for everyone's benefit. Consumer data allows businesses to create better products and services, so it is highly valuable. This data is often collected and stored in silos due to technical limitations and privacy challenges and the validity of this data is often poor. Consumers are not always fairly compensated for their data every time it is used.

The $76bn market research industry is the first market we are targeting to automate and improve the existing ecosystem of monetizing consumer data. We will then move rapidly into other industries where we already have a strong interest for validated 1st-party data. For example, digital advertising, where our network can power the decision making process behind which online ad to display. Within 5 years we anticipate millions of transactions (and fees) every month within our network.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Veriglif Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- Already raised $330K USD through notes and loans.

- Successful pilot completed. MVP ready in May 2019.

- 10 network partners already committed totaling over 5 million 1st-party consumer relationships.

- 40 percent of the $76bn market research industry falls into our total available market.

- GreenBook has a network of over 90,000 market research professionals globally, and is a major shareholder.

- A team of 11 highly experienced industry professionals who have collectively raised over $60M USD on other projects.

- IBM are already evaluating to include our validated data within their significant Mediaocean operation.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. We expect to report revenues in the coming year as the product has emerged from Beta

- *Assets.* As of December 31, 2019, the Company had total assets of $360,185, including $157,223 in cash. As of December 31, 2018, the Company had $169,261 in total assets, including $121,138 in cash.

- *Net Loss.* The Company has had net losses of $355,839 and net losses of $251,702 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $715,934 for the fiscal year ended December 31, 2019 and $400,800 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $335,000 in debt and $65,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Veriglif Inc. cash in hand is $121,138.25, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $25,000/month, and operational expenses have averaged $40,000/month, for an average burn rate of $65,000 per month. Our intent is to be profitable in 12 months.

We completed the Wefunder capital raise and have taken on a major customer with significant potential. We are preparing for a final raise to complete the product development and take the business into sustainable revenues.

Expenses will remain consistent at approx $30k per month over next 3-6 months. Our discussions with traditional funds and family offices was delayed due to C-19 so we competed the initial MVP and raced to get to generation a product. We have a cash balance to get us to the end of the year and we expect to start a further raise before then.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.veriglif.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Glen Robinson
Henry Cheang
James Wilson
Jonathan Ewert
Leonard Murphy
Lukas Pospichal
Scott Miller

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Veriglif Convertible Note
- Early Bird Veriglif Convertible Note Early Bird

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Glen Robinson
- Henry Cheang
- James Wilson
- Jonathan Ewert
- Leonard Murphy
- Lukas Pospichal
- Scott Miller

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Veriglif Inc.

By

James Wilson

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

SIGN

Jonathan Ewert

Director

10/15/2020

Henry Cheang

Chairman

10/15/2020

Lukas Pospichal

Director

10/14/2020

Leonard Frank Murphy

Director

10/14/2020

James Wilson

CEO

10/9/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.